Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

FOR IMMEDIATE RELEASE

At the Company Donna Kush Director, Corporate Communications (402) 827-8931 dkush@ameritrade.com	Dave Pleiss Director, Investor Relations (402) 597-5658 dpleiss@ameritrade.com

AMERITRADE SETS SEPTEMBER 5 FOR SPECIAL MEETING OF
SHAREHOLDERS TO VOTE ON DATEK MERGER

Registration Statement Declared Effective by SEC

Omaha, Neb., August 6, 2002 – Ameritrade Holding Corporation (Nasdaq: AMTD) today announced that a special meeting of shareholders will be held on September 5, 2002. Shareholders will vote on the adoption of the merger agreement in connection with the merger with Datek Online Holdings Corporation. Ameritrade shareholders at the close of business on July 10, 2002 will be entitled to vote on the proposal.

The Company also announced that the Securities and Exchange Commission yesterday declared effective the registration statement on Form S-4 containing the joint proxy statement/prospectus that will be mailed to Ameritrade shareholders in connection with the special meeting.

The special meeting of Ameritrade shareholders will be held at 9 AM CT on Thursday, September 5, 2002 at Ameritrade Corporate Headquarters, 4211 South 102nd Street, Omaha, Nebraska. Datek expects to hold its shareholders meeting September 6, 2002.

About Ameritrade Holding Corporation
 Ameritrade Holding Corporation (www.amtd.com) is a pioneer in the online brokerage industry with a 27-year history of providing clients a self-directed approach to investment services. The award-winning Company, through its Private Client and Institutional Client divisions, provides tiered levels of brokerage products and services tailored to meet the varying investing, trading and execution needs of individual investors, financial institutions and corporations.

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Ameritrade/Page 2

About the Datek Transaction
 INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE ARROW STOCK HOLDING CORPORATION REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-88632) CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THIS DOCUMENT FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT AT 402-331-7856.

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